
BLIND BARRELS
EST
TASTING TABLE
BLIND BARRELS
TASTING EXPERIENCE REVEAL

INVEST IN **BLIND BARRELS**

Blind taste test rare whiskeys at home-loved by a community with less than 4% churn

blindbarrels.com Los Angeles, CA

Highlights

1. Exclusive access to rare craft whiskeys only available in their native states.
2. Revenue on track to hit $1.1M in 2024 after doubling year over year (not guaranteed).
3. Industry-low churn rate of under 4%, compared to the 10-15% average.
4. Partnered with Fred Minnick, the top American whiskey critic.
5. $78M serviceable obtainable market in the U.S. craft whiskey sector.
6. Many whiskeys in our line-up are award-winning craft whiskey

Featured Investor



Ryan Kroge
Syndicate Lead

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Invested $25,000

"The current subscription-based model has experienced some very impressive year over year growth in just its short time in operations. Therefore, the demand for this type of product in the marketplace is massive and growing. It only makes sense to expand into restaurants and hospitality to take advantage of this tremendous growth and continue to gain market share. I see a lot of upside to expanding into tequila and restaurants as well as hospitality in the near future. As a current subscriber since the very beginning, i can definitely see the appeal and demand for such a great product and as the economy continues to expand, so will this demand."

Our Team



Bobby DeMars CEO

Award-winning filmmaker with a penchant for innovation, Bobby DeMars is disrupting the spirits industry as the founder of Blind Barrels.



Josh Greenbaum CFO

Notable financial author and speaker Josh Greenbaum brings his expertise in strategic planning and budgeting to drive growth and success.



Michael Speakman Advisor & Investor

As the owner of Westerly Wine, Michael combines his expertise in winemaking and business strategy to navigate the competitive alcohol market. He brings a wealth of experience in growing successful brands.

Whiskey lovers have been missing out...

In the world of whiskey, **access is everything.** Many incredible American craft distilleries operate on a small scale, and their products are only available locally. For whiskey lovers, this means missing out on some truly special bottles. **The overwhelming variety in the market often leads to brand bias, where the biggest names take all the attention, leaving craft distilleries overlooked.**

It's time to step up your whiskey game.


DISCOVER RARE CRAFT WHISKEY
ONLY AVAILABLE TO A SELECT FEW

Blind Barrels solves this by offering a **double-blind tasting experience**, where **every sip is about what's in the glass, not the label on the bottle.** Our curated kits include rare, hard-to-find whiskeys that most people would never have access to otherwise. If you love a whiskey from your blind tasting, you can buy the full bottle directly from us, **often for less than you would pay at the distillery.**


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PARTNERED WITH THE TOP
WHISKEY CRITIC IN THE U.S.A.

Fred Minnick, the trusted voice in whiskey, partnered with Blind Barrels to curate a kit of top-tier whiskeys for our subscribers. This is the **only subscription he's ever backed**. Our members can trust that many whiskeys in our line-up are **award-winning craft whiskey**.



No other whiskey subscription offers what we do

Subscription Value Breakdown

Whiskey Samples per Subscription


4
3
2
0
Flaviar
Vs.

- **33% more samples** per kit than competitor Flaviar.
- **22% lower prices**—the most value-packed whiskey subscription on the market.
- **True double-blind tastings**—no other service does this.
- **Less than 4% churn**—our members stick with us.

Subscribers stay because they know they're getting the absolute best value and access to rare, small-batch whiskeys they can't find anywhere else.

THE PRESS LOVES US TOO

Our immersive whiskey tasting experience is earning rave reviews.

"Best whiskey gift of the year!" — *Men's Gear*

"Creative, clever, and professional." — *Bourbon Banter*

"The ultimate subscription for craft spirit lovers." — *UrbanDaddy*

WE'RE TAPPING INTO A $65.7B MARKET WITH ROOM FOR EXPANSION

Market Growth Comparison

Market	**$65.7B** Global Whiskey Market	**$7.8B** U.S. Craft Spirits Market
Growth	**$218K** Blind Barrels Revenue (2022)	**$1.1M** Blind Barrels Projected Revenue (2024)

Blind Barrels is strategically positioned in the booming craft spirits industry. In 2024, the global whiskey market is projected to reach **$65.7 billion**, with the U.S. craft spirits market contributing another **$7.8 billion**.

With just 1% of U.S. craft whiskey drinkers, Blind Barrels could unlock a **$78 million annual revenue** opportunity. Our growth trajectory is strong—**$174K in 2022** to **$520K in 2023**, and we're on track for **$1.1M in 2024**. And this is only the beginning.

Revenue Growth Trajectory



Revenue (In Million Dollars)
Revenue (Milion USD)
1.2
1.0
0.8
0.6
0.4
0.2
0
2022
2023
2024

Future projections cannot be guaranteed.

OUR BUSINESS MODEL IS HARD TO REPLICATE

With our **extensive network of distilleries** across the United States and our subscription direct-to-consumer distribution model, our business is tough to match. No one else has our **exclusive partnerships**, and we've spent **years perfecting our logistics** to ensure our members always get their kits on time, every time.



Now is the perfect time to grow

We're in the middle of a whiskey renaissance, with craft distilleries constantly creating innovative and exciting spirits. As consumer tastes evolve, Blind Barrels is ready to scale with the market.


EXPANDING BEYOND WHISKEY–
TEQUILA AND CRAFT BEER NEXT

Blind Barrels isn't stopping at whiskey.

We're already planning to expand our double-blind tasting experience into new categories:

- **Tequila tastings**
- **Craft beer tastings**

These new categories will help cement Blind Barrels as the **go-to source for exclusive craft spirits.**


WHY WE'RE RAISING $1.2M
AND HOW WE'LL USE IT

Key market expansions to restaurants and hotels

We're growing our team to enter the restaurant and hotel markets, reaching more craft spirit lovers. We aim to expand into **5 new states**, with **400-800 restaurants featuring our double-blind tasting experience in person.** Additionally, we're **partnering with at least 9 hotel franchises to offer our kits in-room**, giving guests a unique craft tasting experience. *We've even formed critical partnerships that will prevent others from replicating these experiences.*

Even better, we're **gamifying the tasting experience**. Blind tasters will soon be able to guess the age, proof, and type of whiskey, while rating the spirit, earning a score that reveals how accurate their palate is. This feature will boost engagement, increase word-of-mouth, and provide us with valuable data across both restaurant and hotel models.

Launching new experiences

Expanding into tequila and beer will bring an even larger community of enthusiasts into the fold.

Bottle line automation

This will reduce labor costs and scale production for our expanding lineup. It will also enable us to reliably complete fulfillment for hotels, which will require much bigger and more frequent orders.

Your investment will equip Blind Barrels to grow faster and smarter with the goal of capturing more market share in the booming craft spirits industry.

Future projections cannot be guaranteed.

Join a community of investors shaping the future of craft spirits

Blind Barrels is redefining the way craft spirits are discovered, with the backing of **investors like you who share a passion for the finer things.**

By investing in Blind Barrels, you're fueling a movement that opens doors to rare, high-quality whiskeys, and **supports the growth of American craft producers** - a cornerstone of small US businesses.

This is your chance to be part of a community that values craftsmanship, celebrates unique whiskey experiences, and drives innovation in the industry.

Invest in Blind Barrels today and help lead the future of craft spirits – cheers!

Downloads

2024 Blind Barrels Pitch Deck.pdf